EXHIBIT 21
----------



                             LIST OF SUBSIDIARIES


     The Partnership is a partner in Property Partners, L.P., an Illinois limited partnership, which is a partner in JMB/NYC Office Building Associates, L.P., an Illinois limited partnership, which (through 237/1290 Upper Tier Associates, L.P.), has (i) an indirect limited partnership interest which, before taking into account significant preferences to the other unaffiliated partners, equals approximately 4.9% of the reorganized and restructured venture owning 1290 Avenue of the Americas in New York, New York (such interest being sold on March 23, 2001), and (ii) an indirect interest in the partnership that owns 237 Park Avenue in New York, New York and certain other investments. The partners in the JMB/NYC Office Building Associates, L.P. are affiliates of the General Partners of the Partnership.

Reference is made to the Notes for a description of the terms of such joint venture partnerships. The Partnership is a 25% shareholder in Carlyle Managers, Inc. and a 25% shareholder in Carlyle Investors, Inc., both of which are Illinois corporations.